BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

82-5761

02076029

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WINDARRA MINERALS LTD.	02	06	30	02	08	27

ISSUER ADDRESS
#900 – 555 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JUNE BALLANT	CORPORATE SECRETARY	604-688-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jballant@windarra.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	02	08	27
"John Pallot"	JOHN PALLOT	02	08	27

FIN51-901F Rev.2000/12/19

dlw 9/6

WINDARRA MINERALS LTD.
FORM 51-901F – QUARTERLY REPORT
JUNE 30, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine months ended June 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Statement of Consolidated Deferred Exploration Expenditures in the attached unaudited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited consolidated financial statements.

2. Related party transactions:

   See Note 7 in the attached unaudited consolidated financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, June 30, 2002	23,721,909	$ 21,817,526

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

c) Options, warrants and convertible securities outstanding:

See Note 6 in the attached unaudited consolidated financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director and Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Operations

The Company has been in the business of exploring its extensive mineral property holdings, both directly and indirectly, through its subsidiaries, Westward Explorations Ltd. ("Westward") and Mishibishu Gold Corporation ("Mishibishu"). However, during the period, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. China Energy has a 50 year Definitive Agreement to develop and own production and sale of anthracite.

The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposed amalgamation, the Windarra shareholders will receive in the aggregate 1,411,111 shares of Amalco for all the outstanding common shares of the Company. This share issuance will represent 10% of Amalco. The shareholders of China Energy will receive 90% of Amalco. This transaction is subject to shareholder and regulatory approval.

This transaction constitutes a reverse take-over pursuant to the policies of the Canadian Venture Exchange. Consequently, the shares of the Company have been halted from trading since the date of the announcement. The Company's shares will become eligible for reinstatement of trading once the Company meets certain requirements including retaining a sponsor and that sponsor completing a preliminary due diligence of the Company and filed a Sponsor Acknowledgement Form.

2. Mineral Properties

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no works programs were undertaken.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. Mineral Properties (cont'd...)

Magnacon Properties, Ontario

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on this property until River Gold completes a US$2M work commitment in the next 3 years. The Company does not have to spend on this property until River Gold completes its US$2 million work commitment over the next 3 years.

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights which are available to Windarra, Westward and Mishibishu. Future exploration efforts at this property will target additional gold deposits that could provide feed to the nearby mill. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred explorations costs to a nominal value in the previous year. The Company will continue to maintain these claims for future opportunities.

Los Caballos Property, Argentina

Pursuant to the Carneco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp. Tenke has also acknowledged that an accelerated pro-rata release of remaining Tenke shares based on expenditures to date is due. During the previous period, the Company received 170,378 common shares of Tenke recorded at a deemed price of $0.52 per share.

The Adelaide Group

The Company entered into a Partnership Agreement with the Adelaide Group to acquire a 10% participation interest in coal trade between China and Europe in consideration of $50,000. The Adelaide Group proposes to source and sell the coal to western European end users. The port of origin of the coal is located in Rizhao, China.

Mishibishu Lake Gold Belt, Northern Ontario

The Company's focus during the year 2001 period was to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario.

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value in the previous year.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. Mineral Properties (cont'd...)

Mishibishu Lake Gold Belt, Northern Ontario (cont'd...)

The **Mishi Gold Property** covers a further 10 kilometer segment of the same deformation zone further to the east. This property hosts the Mishi Pit which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. It should be noted that the Company maintains certain milling rights at the River Gold mill facility through an earlier arrangement whereby River Gold acquired the mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. In accordance with recent recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value in the previous year. The Company will continue to maintain its core property holdings in the area which have been reduced to lessen its annual carrying costs.

The Company participated in an airborne geophysical campaign in the **James Bay Lowlands** of Ontario with operating partner, Dumont Nickel Ltd. in search of the magnetic surface signatures for potential kimberlite pipes. The prospect of diamond occurrences has been significantly enhanced in this region with the recent discovery by DeBeers. The Company contributed $35,000 on this aeromagnetic survey and elected to convert its contribution to common shares of Dumont as per terms of the arrangement.

Tulks South, Newfoundland

During the previous year the Company acquired from Tulks Resources Ltd. ("Tulks") the right to earn a 100% interest in Noranda Inc.'s ("Noranada") Tulks South sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda. The Company is required to incur $1,425,000 in exploration expenditures before July 15, 2005. Under the terms of the assignment agreement with Tulks, the Company issued 200,000 common shares at an agreed value of $8,000, and is required to:

i) Pay $35,000;

ii) Issue 300,000 common shares of the Company in minimum tranches of 75,000 common shares on the first, second, third and fourth anniversary dates; and

iii) Issue 50,000 common shares upon receipt of a positive feasibility study.

Tulks is entitled to receive an amount equal in value to a 0.5% net smelter return royalty on the Company's share of production from the property.

On April 9, 2002, the Company entered into an assignment agreement with Mishibishu Gold Corporation ("Mishibishu") whereby Mishibishu has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. Mineral Properties (cont'd...)

Tulks South, Newfoundland (cont'd...)

Mishibishu is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Mishibishu will pay consideration of $50,000 to the Company for this right. Also pursuant to the acquisition agreement and subject to regulatory approval, Mishibishu will issue 300,000 common shares of Mishibishu to Tulks Resources Ltd. ("Tulks"), in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of Mishibishu will be issued to Tulks upon receipt of a positive feasibility study. Tulks originally acquired the interest from Noranda. Mishibishu has also agreed to pay Tulks 0.5% net smelter royalty from Mishibishu's share of the proceeds from production of the property.

3. Financial Discussion

During the period, the Company incurred administrative expenses totalling $316,328 compared to $261,915 for the same period last year. Over the past year, the Company and its subsidiaries have become more active with the announcements of the investment in the Adelaide Group, the amalgamation with China Energy and the acquisition of the Tulks property. Consequently, the Company has engaged additional consultants and management to assist in the process. A significant portion of the loss was offset by the $88,597 gain on the option of the mineral property regarding the transaction with Tenke Mining Corp.

4. Future Plans

Refer to the heading "Business Operations" above.

5. Working Capital Position

As at June 30, 2002, the Company had a working capital on a consolidated basis of $1,737. In addition, the Company has investments in marketable securities valued at $189,859. The Company is working on financing options that is anticipated to be announced in connection with the amalgamation with China Energy.

6. Contingency Liability

During the previous year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company. During the period, CCRA vacated the reassessment in question. Therefore, there is no withholding tax in interest or penalties owing by the Company on this issue.

During 1999, the Canada Customs and Revenue Agency ("CCRA") reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

6. Contingency Liability (cont'd…)

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

7. Investor Relations

The Company has not undertaken any investor relations activities. Management currently performs all investor relation services.

8. Subsequent Events

a. Subsequent to June 30, 2002, John Pallot was elected President of the Company in place of William Anderson. Mr. Anderson also resigned as a director of the Company and June Ballant has been appointed to the Board of Directors.

b. On July 8, 2002, the Company announced the sale of 10,000,000 shares in the capital stock of Mishibishu Gold Corporation ("Mishibishu") representing approximately forty percent (40%) of the issued and outstanding shares of Mishibishu to five independent investors. Proceeds from the sale will be used to repay the Company's indebtedness to Mishibishu.

c. Subsequent to June 30, 2002, the Company received 165,000 common shares of Dumont. Refer to "Note 5 – Long Term Investments" of the accompanying financial statements for the period ended June 30, 2002.

WINDARRA MINERALS LTD.
Consolidated Balance Sheets
Unaudited

	June 30 2002	September 30 2001
ASSETS		
Current		
Cash and equivalents	$ 91,597	$ 180,841
Receivables	31,971	41,000
Deposits	6,820	4,295
	130,388	226,136
Letter of Credit	86,688	-
Capital assets (Note 3)	6,936	7,982
Mineral properties (Note 4)	8,005	8,005
Deferred exploration costs	44,242	25,066
Long term investment (Note 5)	239,859	457,777
	$ 516,118	$ 724,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 73,651	$ 94,021
Loan payable	55,000	-
Minority interest	(45,403)	-
	83,248	94,021
Shareholders' equity		
Capital stock (Note 6)	21,817,526	21,817,526
Deficit	(21,384,656)	(21,186,581)
	432,870	630,945
	$ 516,118	$ 724,966

Nature of operations (Note 1)
Contingency (Note 8)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Operations and Deficit
Unaudited

	3 months ended June 30, 2002	3 months ended June 30, 2001	9 months ended June 30, 2002	9 months ended June 30, 2001
REVENUE				
Rent and management income	$ 4,188	$ 8,146	$ 22,950	$ 25,948
EXPENSES				
Administration fees	21,900	18,000	60,900	46,400
Amortization	563	506	1,769	1,129
Audit and accounting	1,750	2,950	8,800	13,150
Business development	(20,000)	4,000	42,000	23,800
Management & financial consulting	(12,800)	-	35,200	-
Legal	484	19,267	15,619	24,353
Office and miscellaneous	18,954	20,408	70,170	62,532
Shareholder communications	25	819	4,525	6,396
Regulatory fees	1,850	6,006	17,382	23,042
Rent & reception	12,725	6,750	31,175	16,077
Technical and management consulting fees	-	24,000	-	26,400
Transfer agent fees	2,092	2,560	11,632	11,855
Travel & related costs	887	4,649	17,156	6,781
	28,430	109,915	316,328	261,915
Loss before other items	(24,242)	(101,769)	(293,378)	(235,967)
Other items				
Interest income	(205)	19,599	1,101	27,208
Oil and gas sales – net of operating costs	-	2,591	-	2,591
Loss on investments in subsidiaries due to issuance of additional shares of subsidiaries	-	-	-	(1,725)
Gain on option of mineral property	-	103,726	88,597	103,726
(Loss) Gain on sale of investments	31,640	6,105	(39,798)	6,105
	31,435	132,021	49,900	137,905
Income (Loss) before minority interest	7,193	30,252	(243,478)	(98,062)
Minority interest share of (gains) losses of of subsidiaries	(2,807)	(9,463)	45,403	18,991
Income (Loss) for the period	4,386	20,789	(198,075)	(79,071)
Deficit, beginning of period	(21,389,042)	(19,722,880)	(21,186,581)	(19,623,020)
Deficit, end of period	$ (21,384,656)	$ (19,702,091)	$ (21,384,656)	$ (19,702,091)
Income (Loss) per share	$ 0.01	$ 0.01	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Cash Flows
Unaudited

	3 months ended June 30, 2002	3 months ended June 30, 2001	9 months ended June 30, 2002	9 months ended June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the period	$ 4,386	$ 20,789	$ (198,075)	$ (79,071)
Items not affecting cash:				
Amortization	563	506	1,769	1,129
Loss (Gain) on investments in subsidiaries due to issuance of additional shares of subsidiaries	-	-	-	1,725
Minority interest share of loss of subsidiaries	2,807	9,463	(45,403)	(18,991)
(Gain) loss on sale of investment	(31,640)	-	39,798	-
Gain on option of mineral property	-	-	(88,597)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(2,247)	6,664	9,029	(26,827)
(Increase) decrease in prepaids & deposits	(2,475)		(2,525)	
Increase (decrease) in accounts payable and accrued liabilities	(19,243)	(12,116)	(20,370)	24,126
Net cash (used in) provided by operating activities	(47,849)	25,306	(304,374)	(97,909)
CASH FLOWS FROM INVESTING ACTIVITIES				
Capital assets	-	(4,100)	(722)	(4,100)
Exploration expenditures	9,944	(2,135)	(19,176)	(53,979)
Exploration funds advanced (expensed)	-	-	-	250
Coal project acquisition	-	(50,000)	-	(50,000)
Investments	45,939	(75,908)	266,716	(75,908)
Mineral property - Letter of Credit	-	-	(86,688)	-
Net cash (used in) provided by investing activities	55,883	(132,143)	160,130	(183,737)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued	-	-	-	10,000
Loan payable	-	-	55,000	-
Net cash provided by financing activities	-	-	55,000	10,000
Increase (Decrease) in cash and equivalents during the period	8,034	(106,837)	(89,244)	(271,646)
Cash and equivalents, beginning of period	83,563	455,547	180,841	620,356
Cash and equivalents, end of period	$ 91,597	$ 348,710	$ 91,597	$ 348,710

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Statement of Consolidated Deferred Exploration Expenditures
June 30, 2002
Unaudited

	Pukaskwa Property Ontario	Mishi Property Ontario	Tulks South Property Newfoundland	China Energy	Other	**9-months Jun 30, 2002**
Balance, beginning of period	$ 1	$ 1	$ 25,063	$ -	$ 1	**$ 25,066**
Additions during the period:						
Assays, testing & compilation	-	-	-	5,417	-	**5,417**
Data compilation	190	-	-	-	-	**190**
Field office & miscellaneous	-	990	-	-	-	**990**
Geology	-	2,000	-	-	-	**2,000**
Recover of admin costs	-	-	-	(15,274)	-	**(15,274)**
Lease rental & recording fees	-	85	-	-	-	**85**
Technical Report Writing	-	-	-	10,162	-	**10,162**
Translation & Interpretation	-	-	-	878	-	**878**
Transportation	-	-	-	14,728	-	**14,728**
Total additions during the period	190	3,075	-	15,911	-	**19,176**
Balance, end of period	$ 191	$ 3,076	$ 25,063	$ 15,911	$ 1	**$ 44,242**

	Pukaskwa Claims, Ontario	Mishi Gold Property, Ontario	Tulks South Property Newfoundland	Other	**Year Ended Sep 30, 2001**
Balance, beginning of period	$ 1,184,578	$ 488,050	$ -	$ 6,513	**$ 1,679,141**
Additions during the period:					
Camp construction, supplies and accomodation	-	-	1,306	-	**1,306**
Data compilation	325	1,820	2,042	-	**4,187**
Equipment rental	-	-	2,560	-	**2,560**
Field office & miscellaneous	-	1,430	35	-	**1,465**
Geology	-	3,600	13,000	-	**16,600**
Labour	-	11,291	1,001	-	**12,292**
Lease	-	-	2,565	-	**2,565**
Transportation	1,457	457	2,554	-	**4,468**
Total additions during the period	1,782	18,598	25,063	-	**45,443**
	1,186,360	506,648	25,063	6,513	**1,724,584**
Written-down during the period	(1,186,359)	(506,647)	-	(6,512)	**(1,699,518)**
Balance, end of period	$ 1	$ 1	$ 25,063	$ 1	**$ 25,066**

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its 72.06% interest in Westward Explorations Ltd. ("Westward") and its 46.35% interest in Mishibishu Gold Corporation ("Mishibishu"). Both companies are incorporated in British Columbia.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturity of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long term investments

Long term investments are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

Financial instruments

The Company's financial instruments consist of cash and equivalents, receivables, exploration advance, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

3. CAPITAL ASSETS

	Jun 30, 2002			Sept 30, 2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 13,534	$ 6,598	$ 6,936	$ 12,812	$ 4,830	$ 7,982

4. MINERAL PROPERTIES

	Magnacon East Block Claims, Ontario	Little Deer Lake Claims, Saskatchewan	Mishi Gold Property, Ontario	Magnacon Claims, Ontario	Pukaskwa Claims, Ontario	Tulks South, Newfoundland Claims	Jun 30, 2002
Balance, beginning of period	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005
Balance, end of period	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005

	Magnacon East Block Claims, Ontario	Little Deer Lake Claims, Saskatchewan	Mishi Gold Property, Ontario	Magnacon Claims, Ontario	Pukaskwa Claims, Ontario	Tulks South, Newfoundland Claims	Sept 30, 2001
Balance, beginning of year	$ 234,500	$ 1	$ 552,234	$ 4,947	$ 80,845	$ -	$ 872,527
Additions during the year	-	-	-	-	-	8,000	8,000
Written-down during the year (Note 8)	(234,499)	-	(552,233)	(4,946)	(80,844)	-	(872,522)
Balance, end of year	$ 1	$ 1	$ 1	$ 1	$ 1	$ 8,000	$ 8,005

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Magnacon East Block Claims, Ontario

The Company holds various interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

4. MINERAL PROPERTIES (cont'd...)

Little Deer Lake Claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon Claims, Ontario

The Company holds a 25% interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa Claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining Division, Ontario. A portion of the claims are subject to a 2% net smelter return royalty. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In accordance with recent recommendations by the CICA, the Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

James Bay, Ontario

During the current year the Company signed an option agreement with Dumont Nickel Inc. ("Dumont") to earn a 50% interest in certain mineral claims located in the James Bay Lowland area, Ontario. In order to earn its interest, the Company was required to make the following expenditures:

i) Phase 1 - $35,000 by December 31, 2000 (paid);
ii) Phase 2 - $300,000 by June 30, 2001; and
iii) Phase 3 - $500,000 by June 30, 2002.

During the previous year, management of the Company determined that it would not proceed with the development of the property and elected to terminate the agreement and to exchange its interest for 165,000 common shares of Dumont. The Company gave written notice to Dumont and, during the period, Dumont exercised its rights under the option agreement. Subsequent to June 30, 2002 the Company received the 165,000 shares of Dumont.

4. **MINERAL PROPERTIES** (cont'd...)

Tulks South, Newfoundland

During the previous year the Company acquired from Tulks Resources Ltd. ("Tulks") the right to earn a 100% interest in Noranda Inc.'s ("Noranada") Tulks South sulphide property in west central Newfoundland, subject to certain back-in rights and/or a royalty payable to Noranda. The Company is required to incur $1,425,000 in exploration expenditures before July 15, 2005. Under the terms of the assignment agreement with Tulks, the Company issued 200,000 common shares at an agreed value of $8,000, and is required to:

i) Pay $35,000;

ii) Issue 300,000 common shares of the Company in minimum tranches of 75,000 common shares on the first, second, third and fourth anniversary dates; and

iii) Issue 50,000 common shares upon receipt of a positive feasibility study.

Tulks is entitled to receive an amount equal in value to a 0.5% net smelter return royalty on the Company's share of production from the property.

On April 9, 2002, the Company entered into an assignment agreement with Mishibishu Gold Corporation ("Mishibishu") whereby Mishibishu has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

Mishibishu is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Mishibishu will pay consideration of $50,000 to the Company for this right. Also pursuant to the acquisition agreement and subject to regulatory approval, Mishibishu will issue 300,000 common shares of Mishibishu to Tulks Resources Ltd. ("Tulks"), in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of Mishibishu will be issued to the Tulks upon receipt of a positive feasibility study. Tulks originally acquired the interest from Noranda. Mishibishu has also agreed to pay Tulks 0.5% net smelter royalty from Mishibishu's share of the proceeds from production of the property.

Los Caballos, Argentina

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51 % interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

4. MINERAL PROPERTIES (cont'd...)

Los Caballos, Argentina (cont'd...)

During the period, the Company received 170,378 common shares of Tenke, which resulted in a net gain of $88,597. As at June 30, 2002, the Company has received a total of 675,000 common shares of Tenke.

China Energy

On November 19, 2001, the Company entered into an amalgamation agreement with China Energy & Power Corporation ("China Energy"). The new amalgamated company will be called Windarra Energy & Power Company ("Amalco"). Under the proposal, the Company shareholders will receive in total 1,441,111 shares of Amalco for all of the outstanding common shares of the Company. This share issuance will represent 10% of the issued and outstanding shares of Amalco. The shareholders of China Energy will received 12,970,000 shares of Amalco in exchange for all of the outstanding shares of China Energy, which will represent 90% of the issued and outstanding shares of Amalco.

Legally, the business combination is considered an amalgamation however, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of China Energy. This type of share exchange, referred to as a "reverse takeover", deems China Energy to be acquiror for accounting purposes. This transaction is subject to shareholder and regulatory approval.

5. LONG TERM INVESTMENTS

The Company holds the following investments:

	Jun 30, 2002	Sept 30, 2001
Shares of publicly traded companies	$ 189,859	$ 668,405
Less: Write-down	-	(260,628)
	189,859	407,777
Investment in Adelaide	50,000	50,000
Total investments	$ 239,859	$ 457,777

The carrying value of investment in shares includes $69,550 invested in shares of a public company with management common to the Company.

During the previous year, the Company elected to exchange its interest in certain mineral claims for 165,000 common shares of Dumont. The Company received 165,000 common shares of Dumont subsequent to June 30, 2002.

During the previous year, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposes to source and sell coal between China and Europe.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
Balance at June 30, 2002	23,721,909	$21,817,526

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the policies, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of five years.

Number of Shares	Exercise Price	Expiry Date
25,000	0.11	February 1, 2004

During the period, 325,000 stock options expired unexercised.

7. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $35,200 to a director and officer of the Company.
b) Paid or accrued technical consulting fees of $2,000 to a director of the Company.
c) Paid or accrued corporate administration fees of $18,000 to a company controlled by a director of a subsidiary of the Company.
d) Paid or accrued legal fees of $11,577 to a law firm in which a director of the Company is a partner.

Included in accounts receivable is $24,174 owing by directors and companies with management in common.

Included in accounts payable is $16,456 owing to directors, former directors or companies controlled by former directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. CONTINGENCY

During the previous year, the Canada Customs and Revenue Agency ("CCRA") reassessed Westward for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company. During the period, CCRA vacated the reassessments in question. Therefore, there is no withholding tax in interest or penalties owing by the Company on this issue.

During 1999, CCRA reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Objection with the Appeals Division of CCRA. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

9. SUBSEQUENT EVENTS

a. Subsequent to June 30, 2002, John Pallot was elected President of the Company in place of William Anderson. Mr. Anderson also resigned as a director of the Company and June Ballant has been appointed to the Board of Directors.

b. On July 8, 2002, the Company announced the sale of 10,000,000 shares in the capital stock of Mishibishu Gold Corporation ("Mishibishu") representing approximately forty percent (40%) of the issued and outstanding shares of Mishibishu to five independent investors. Proceeds from the sale will be used to repay the Company's indebtedness to Mishibishu.

c. Subsequent to June 30, 2002, the Company received 165,000 common shares of Dumont. Refer to "Note 5 – Long Term Investments" herein.

WINDARRA MINERALS LTD.

Windarra Resource Group

CORPORATE DATA

AUGUST 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, President/Director
June Ballant, Corporate Secretary/Director
Steven Brunelle, Director

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	25,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WRA.V
Cusip No.: 973151 10 3